Exhibit 99.M2

EXHIBIT A

Dated November 8, 2012,

as Amended June 9, 2014

Funds	Share Classes	Distribution Fees
KraneShares Dow Jones China Select Dividend ETF	N/A	0.25%
KraneShares CSI China Internet ETF	N/A	0.25%
KraneShares CSI China Consumer Staples ETF	N/A	0.25%
KraneShares CSI China Consumer Discretionary ETF	N/A	0.25%
KraneShares CSI China Five Year Plan ETF	N/A	0.25%
KraneShares CSI China Urbanization ETF	N/A	0.25%
KraneShares Bosera MSCI China A Share ETF	N/A	0.25%
KraneShares FTSE Emerging Markets + All China ETF	N/A	0.25%
KraneShares E Fund China Commercial Paper Hedged ETF	N/A	0.25%
KraneShares E Fund China Commercial Paper Unhedged ETF	N/A	0.25%
Max Thomson Reuters Venture Capital Fund	Class A Shares	0.25%

Calculation of Fees

Distribution fees are based on a percentage of the Funds’ average daily net assets attributable to Shares of the Funds.

Additions noted in bold.